Exhibit 99.1

News Release

For Immediate Release

Stantec announces first quarter 2012 results and dividend

EDMONTON, AB (May 10, 2012) TSX, NYSE:STN

Today, Stantec announced solid first quarter 2012 results, with several key items to highlight

•	Gross revenue increased 7.4% to C$439.1 million in Q1 12 from C$408.7 million in Q1 11.
•	EBITDA increased 3.0% to C$47.4 million in Q1 12 from C$46.0 million in Q1 11.
•	Net income increased 4.6% to C$24.9 million in Q1 12 from C$23.8 million in Q1 11.
•	Diluted earnings per share increased 5.8% to C$0.55 in Q1 12 from C$0.52 in Q1 11.
•

The Company declared a quarterly dividend of C$0.15 per share, payable on July 19, 2012 to shareholders of record on June 29, 2012, reflecting the Company’s confidence in its continued ability to grow revenue, complete strategic acquisitions, and execute effectively while providing enhanced shareholder returns.

“We began 2012 on a positive note, and despite the continuing challenges of the business environment, we achieved a third consecutive quarter of organic growth” says Bob Gomes, Stantec president and chief executive officer. “We remained focused on the disciplined execution of our long-term strategy, and thanks to the continued hard work of our staff and support of our clients, we achieved increased revenue and earnings during the first quarter.”

Stantec’s revenue growth in Q1 12 was solid compared to Q1 11; gross revenue increased 7.4% to C$439.1 million from C$408.7 million, and EBITDA increased 3.0% to C$47.4 million from C$46.0 million. The Company’s net income for Q1 12 increased 4.6% to C$24.9 million from C$23.8 million in Q1 11, and diluted earnings per share increased 5.8% to C$0.55 in Q1 12 from C$0.52 in Q1 11. Net income was positively impacted by organic revenue growth and from acquisitions completed in 2011, and by a decrease in administrative and marketing expenses as a percentage of net revenue, partially offset by a slight reduction in gross margin.

Focus on Cross-Selling and Client Relationships

Illustrating its ability to cross-sell multidisciplinary services, Stantec’s Buildings group was selected to provide multidisciplinary services on a new 102-bed senior care facility on a site adjacent to the Powell River General Hospital in Powell River, British Columbia. This facility will be designed to LEED® Gold standards. Stantec also focused on its diversification strategy, including opportunities to expand its water service offerings to the industrial sector, including tailings pond treatment, flood control, water reuse, and water resource management. For example, Stantec was selected to provide design review services for a selenium removal water treatment facility at Teck Coal mining operations in southeastern British Columbia.

Contributing to its objectives for growth and consistency of results, Stantec continues to foster long-term relationships with existing clients and build relationships with new clients. For example, the Company secured work with a new client, Twin Metals Minnesota, LLC. Stantec’s scope of work includes mine planning and design as part of a prefeasibility study being undertaken by the client for an underground copper, nickel, and platinum metals mine in northeastern Minnesota. Stantec’s Transportation group continued to secure projects with repeat clients due to strong relationships and past performance. For example, the Company secured various planning services and work on traffic and revenue forecasting for bridges and tunnels for the Metropolitan Transportation Authority in New York.

Additional Company Activity

Subsequent to the end of the quarter, Stantec signed a letter of intent to acquire transportation consulting firm ABMB Engineers. Based in Baton Rouge, Louisiana, this 130-person firm also has offices in Jackson, Vicksburg, and Madison, Mississippi; and New Orleans, Louisiana. The transaction is expected to close in May. Stantec also signed a letter of intent to acquire the assets of 35-person architecture and interior design firm PHB Group, based in St. John’s, Newfoundland. The transaction is also expected to close in May.

In addition, the Company declared a quarterly dividend of C$0.15 per share, payable on July 19, 2012 to shareholders of record on June 29, 2012, reflecting the Company’s financial strength and confidence in its ability to continue to grow revenue, complete strategic acquisitions, and generate cash flow from operations while providing enhanced shareholder returns.

Conference Call and Company Information

Stantec’s first quarter conference call, being held today at 2:00 PM MDT (4:00 PM EDT), will be broadcast live and archived in the Investors section of www.stantec.com. Financial analysts who wish to participate in the earnings conference call are invited to call 1-800-820-0231 and provide the confirmation code 8013004 to the first available operator.

Stantec’s Annual Meeting of Shareholders will be held today at 10:30AM MDT (12:30 PM EDT) at the Art Gallery of Alberta in Edmonton, Alberta, 2 Sir Winston Churchill Square.

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects. We support public and private sector clients in a diverse range of markets at every stage, from the initial conceptualization and financial feasibility study to project completion and beyond. Our services are provided on projects around the world through approximately 11,000 employees operating out of more than 170 locations in North America and 4 locations internationally. Stantec is One Team providing Integrated Solutions.

Cautionary Statements

Stantec’s EBITDA is a non-IFRS measure, and gross revenue, net revenue, and gross margin are additional IFRS measures. For a definition and explanation of non-IFRS measures and additional IFRS measures, refer to the Critical Accounting Estimates, Developments, and Measures section of the Company’s 2011 Financial Review.

This press release contains forward-looking statements concerning Stantec’s future financial performance, future growth, and future acquisitions activities. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. We caution readers of this press release not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results to differ materially from the expectations expressed in these forward-looking statements. These factors include, but are not limited to the risk of an economic downturn, changing market conditions for Stantec’s services, disruptions in government funding, the risk that Stantec will not meet its growth or revenue targets and the risk that the contemplated transactions will not close when expected or at all. Investors and the public should carefully consider these factors, other uncertainties, and potential events as well as the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company.

For more information on how other material factors and other factors could affect our results, refer to the Risk Factors section and Caution Regarding Forward-Looking Statement in our 2011 Financial Review. You may obtain these documents by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.

Investor Contact	Media Contact
Crystal Verbeek Stantec Investor Relations Tel: (780) 969-3349 crystal.verbeek@stantec.com	Danny Craig Stantec Media Relations Tel: (949) 923-6085 danny.craig@stantec.com

One Team. Integrated Solutions.

- Continued, Income Statement and Balance Sheet attached -

Consolidated Statements of Financial Position

(Unaudited)

(In thousands of Canadian dollars)	March 31 2012 $	December 31 2011 $

ASSETS
Current
Cash and short-term deposits	14,354	36,111
Trade and other receivables	317,286	310,669
Unbilled revenue	150,886	133,881
Income taxes recoverable	13,571	16,800
Prepaid expenses	12,231	13,908
Other financial assets	12,558	14,612
Other assets	2,928	3,172

Total current assets	523,814	529,153
Non-current
Property and equipment	105,687	107,853
Goodwill	501,945	509,028
Intangible assets	77,429	72,047
Investments in associates	2,542	2,365
Deferred tax assets	43,367	43,647
Other financial assets	61,028	61,606
Other assets	1,501	1,657

Total assets	1,317,313	1,327,356

LIABILITIES AND EQUITY
Current
Bank indebtedness	6,081	-
Trade and other payables	179,686	191,859
Billings in excess of costs	50,222	49,441
Current portion of long-term debt	31,671	59,593
Provisions	16,102	16,373
Other financial liabilities	2,938	5,042
Other liabilities	6,365	5,208

Total current liabilities	293,065	327,516
Non-current
Long-term debt	248,653	236,601
Provisions	40,056	42,076
Deferred tax liabilities	53,709	54,564
Other financial liabilities	2,384	2,257
Other liabilities	36,361	37,191

Total liabilities	674,228	700,205

Shareholders’ equity
Share capital	230,958	226,744
Contributed surplus	14,502	14,906
Retained earnings	415,891	397,847
Accumulated other comprehensive loss	(18,369)	(12,449)

Total equity attributable to equity holders of the Company	642,982	627,048

Non-controlling interests	103	103

Total equity	643,085	627,151

Total liabilities and equity	1,317,313	1,327,356

Consolidated Statements of Income

(Unaudited)

	For the quarter ended March 31

(In thousands of Canadian dollars, except per share amounts)	2012 $	2011 $

Gross revenue	439,051	408,656
Less subconsultant and other direct expenses	68,171	71,864

Net revenue	370,880	336,792
Direct payroll costs	169,159	148,894

Gross margin	201,721	187,898
Administrative and marketing expenses	153,885	142,025
Depreciation of property and equipment	6,448	6,467
Amortization of intangible assets	4,671	4,684
Net interest expense	2,213	2,217
Other net finance expense	850	676
Share of income from associates	(290)	(187)
Foreign exchange gain	(279)	(591)
Other expense (income)	113	(35)

Income before income taxes	34,110	32,642

Income Taxes
Current	9,218	8,346
Deferred	(8)	468

Total income taxes	9,210	8,814

Net income for the period	24,900	23,828

Weighted average number of shares outstanding – basic	45,557,235	45,766,294

Weighted average number of shares outstanding – diluted	45,557,235	45,942,231

Shares outstanding, end of the period	45,717,418	45,732,852

Earnings per share
Basic	0.55	0.52

Diluted	0.55	0.52